

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Owen Dukes
Chief Executive Officer
SPO Global, Inc.
800 W. Cummings Park, Suite 2000
Woburn, MA 01801

    Re: SPO Global, Inc.
             Amendment No. 1 to Offering Statement on Form 1-A
             Filed January 24, 2017
             File No. 024-10663

Dear Mr. Dukes:

        We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   According to your Form 10-K for the fiscal year ended December 31, 2014 your common stock was registered under Exchange Act Section 12(g). On August 14, 2015 you filed a Form 15 to suspend your obligations only under Exchange Act Section 15(d) because you had fewer than 300 shareholders of record. Please tell us how you meet the issuer requirements under Rule 251(b)(2) of Regulation A. In this regard, it appears that you may have continuing reporting obligations because your common stock continues to be registered under Section 12(g).

2.   With regard to your interim financial statements, please include a statement, if true, that in the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to paragraph (b)(5) in Part F/S of Form 1-A.

Cover Page

3.	Please tell us the basis on which you omitted a bona fide estimate of the range of the maximum offering price and the maximum number of shares to be offered. Refer to Rule 253(b) of Regulation A. Further, disclose the "minimum offering amount" that you reference on the cover page of your filing.

Summary

The Offering, page 5

4.	We note that the number of outstanding shares is inconsistent throughout your offering circular. For example, in Item 1 of Part I of your Form 1-A, you state that you have 685,938,309 shares of common stock outstanding. On page 5 of your offering circular, you state that there are 400,540,694 shares outstanding. Please reconcile throughout, including the number of shares in the principal stockholders table on page 32.

5.	We note your statement below the table in this section that while this offering is self-underwritten, Blackbridge Capital, LLC agreed to purchase up to $500,000 shares in this offering. Please tell us why you believe that Blackbridge is not acting as an underwriter. Also tell us whether Blackbridge is obligated to buy any shares in this offering in light of Section 1.g. of the Securities Purchase Agreement in Exhibit 1.1, which required you to file a Form 1-A within three months of execution of the Agreement.

Part III Exhibits

Exhibit 2.4

6.	We note that the bylaws you filed in Exhibit 2.4 are those of SPO Medical Inc. Please file the bylaws for SPO Global, Inc.

	We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3423 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
        Eilers Law Group, P.A.